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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
  UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                            ------------------------

                               WYANT CORPORATION
                       (Name of Subject Company (Issuer))
                         ------------------------------

                           PERKINS ACQUISITION CORP.

                              PERKINS PAPERS LTD.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                            MICHELE BEAUCHAMP, ESQ.
                              PERKINS PAPERS LTD.
                          77, MARIE-VICTORIN BOULEVARD
                                CANDIAC, QUEBEC
                                 J5R 1C3 CANADA
                           TELEPHONE: (450) 444-6400
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                   COPIES TO:

                             SANDY K. FELDMAN, ESQ.
                              FELDMAN & ASSOCIATES
                              10 EAST 40TH STREET
                            NEW YORK, NEW YORK 10016
                           TELEPHONE: (212) 481-1551
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                   $14,744,698                                          $2,948.94

*   For purposes of calculating amount of filing fee only. The amount assumes
    (i) the purchase by Perkins Acquisition Corp. of 2,270,617 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Wyant Corporation (the "Company"), at a purchase price in cash of $4.00 per share, representing all the Common Stock outstanding as of August 29, 2000,
     (ii) the purchase by Perkins Papers Ltd. of 1,333,333 shares of Class E Exchangeable Preferred Stock of Wood Wyant Inc., a Canada corporation and a wholly owned subsidiary of the Company, exchangeable on a one-for-one basis for shares of Common Stock, at a purchase price in cash of $4.00 per share, pursuant to the Stock Purchase Agreement as defined, and further described, in the Offer to Purchase, and (iii) the payment by Perkins Acquisition Corp. to holders of certain employee stock options, whether or not now exercisable or vested, of an amount in cash equal to the difference between $4.00 over the exercise price of such options, pursuant to the Merger Agreement as defined, and further described, in the Offer to Purchase, in an aggregate amount of $328,898.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Perkins Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Perkins Papers Ltd., a Canada corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Wyant Corporation, a New York corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent is a subsidiary of Cascades Inc., a Quebec corporation ("Cascades"). This Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (c) (3) and (4) During the last five years, none of the Purchaser, Parent or Cascades or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) and (b) Except as described in the Offer to Purchase, there have not been any negotiations, transactions or material contacts between the Purchaser, Parent or Cascades or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Except as described in the Offer to Purchase, none of the Purchaser, Parent or Cascades or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Purchaser, Parent, Cascades or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of the Company or has effected any transaction in any equity security of the Company during the past 60 days.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)     Offer to Purchase dated September 8, 2000.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

(a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(1)(G)     Joint Press Release issued by Parent and the Company on
              August 30, 2000.

(a)(1)(H)     Summary Advertisement published September 8, 2000.

(b)           Not applicable.

(c)           Not applicable.

(d)(1) Agreement and Plan of Merger dated as of August 30, 2000, among Parent, the Purchaser and the Company.

(d)(2)        Stock Purchase Agreement dated August 30, 2000, among
              Parent, the Purchaser and James A. Wyant and certain members of his family.

(d)(3)        Confidential Disclosure and Standstill Agreement dated June
              28, 2000, between Cascades Inc. and the Company.

(e)           Not applicable.

(f)           Appraisal rights. New York Business Corporation Law Section
              910, "Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange"; Section
              623, "Procedure to enforce shareholders' right to receive payment for shares".

(g)           Not applicable.

(h)           Not applicable.

                                       3
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       PERKINS ACQUISITION CORP.

                                                       By:             /s/ SUZANNE BLANCHET
                                                            -----------------------------------------
                                                                      Name: Suzanne Blanchet
                                                                         Title: President

                                                       PERKINS PAPERS LTD.

                                                       By:             /s/ SUZANNE BLANCHET
                                                            -----------------------------------------
                                                                      Name: Suzanne Blanchet
                                                               Title: President and Chief Executive
                                                                             Officer
Dated: September 8, 2000

                                       4
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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
(a)(1)(A)     Offer to Purchase dated September 8, 2000.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

(a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees.

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(1)(G)     Joint Press Release issued by Parent and the Company on
              August 30, 2000.

(a)(1)(H)     Summary Advertisement published September 8, 2000.

(b)           Not applicable.

(c)           Not applicable.

(d)(1) Agreement and Plan of Merger dated as of August 30, 2000, among Parent, the Purchaser and the Company.

(d)(2)        Stock Purchase Agreement dated August 30, 2000, among
              Parent, the Purchaser and James A. Wyant and certain members of his family.

(d)(3)        Confidential Disclosure and Standstill Agreement dated June
              28, 2000, between Cascades Inc. and the Company.

(e)           Not applicable.

(f)           Appraisal rights. New York Business Corporation Law Section
              910, "Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange"; Section
              623, "Procedure to enforce shareholders' right to receive payment for shares".

(g)           Not applicable.

(h)           Not applicable.